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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-06080

Delhaize America, Inc.

(Exact name of Registrant as specified in its Charter)

For a list of Co-Registrants and addresses, see page 3

P.O. Box 1330, 2110 Executive Drive

Salisbury, North Carolina 28145

(704) 633-8250

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.125% Notes due 2011 of Delhaize America, Inc.

Guarantee of 8.125% Notes due 2011 of Delhaize America, Inc.

8.050% Notes due 2027 of Delhaize America, Inc.

Guarantee of 8.050% Notes due 2027 of Delhaize America, Inc.

9.000% Debentures due 2031 of Delhaize America, Inc.

Guarantee of 9.000% Debentures due 2031 of Delhaize America, Inc.

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

8.125% Notes: 64	8.050% Notes: 24	9.000% Debentures: 43

Pursuant to the requirements of the Securities Exchange Act of 1934, each Co-registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date: May 8, 2007

DELHAIZE AMERICA, INC.

By:	/s/ G. Linn Evans
G. Linn Evans
Assistant Secretary

FOOD LION, LLC RISK MANAGEMENT SERVICES, INC. FL FOOD LION, INC. J. H. HARVEY CO., LLC

By:	/s/ G. Linn Evans
G. Linn Evans
Secretary

HANNAFORD BROS. CO. HANNAFORD LICENSING CORP. VICTORY DISTRIBUTORS, INC. BONEY WILSON & SONS, INC. HANNAFORD PROCUREMENT CORP. SHOP ‘N SAVE-MASS, INC. KASH N’ KARRY FOOD STORES, INC.

By:	/s/ Emily D. Dickinson
Emily D. Dickinson
Secretary

HANNBRO COMPANY

By:	/s/ Emily D. Dickinson
Emily D. Dickinson
President

MARTIN’S FOODS OF SOUTH BURLINGTON, INC.

By:	/s/ Emily D. Dickinson
Emily D. Dickinson
Assistant Secretary

List and addresses of Co-Registrants

FOOD LION, LLC RISK MANAGEMENT SERVICES, INC. FL FOOD LION, INC.

HANNAFORD BROS. CO.

HANNAFORD LICENSING
CORP.

VICTORY DISTRIBUTORS, INC.

BONEY WILSON & SONS, INC.

HANNBRO COMPANY

MARTIN’S FOODS OF SOUTH BURLINGTON, INC.

HANNAFORD PROCUREMENT CORP.

SHOP ‘N SAVE-MASS, INC.

		KASH N’ KARRY FOOD STORES, INC.	J. H. HARVEY CO., LLC

Address:	Address:	Address:	Address:

P.O. Box 1330 2110 Executive Drive Salisbury, North Carolina 28145 (704) 633-8250	145 Pleasant Hill Road Scarborough, Maine 04074 (207) 885-3071	3801 Sugar Palm Drive Tampa, Florida 33619 (813) 620-1139	P. O. Box 646 727 S. Davis Street Nashville, GA 31639 (229) 686-7654